Exhibit 21

Subsidiaries

1.	1st Constitution Bank

2.	1st Constitution Capital Trust I

3.	1st Constitution Investment Company (wholly-owned subsidiary of the Bank)

4.	FCB Assets Holdings, Inc. (wholly-owned subsidiary of the Bank)